

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 29, 2009

By Facsimile and U.S. Mail

Jennifer L. Good
President and Chief Executive Officer
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120

> **Re: Penwest Pharmaceuticals Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2009**
> **File No. 001-34267**

Dear Ms. Good:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please revise to indicate that the proxy card and proxy statement are "preliminary copies." Refer to Rule 14a-6(e)(1).

2. Please revise your proxy statement to state who is soliciting proxies. Refer to Item 4(b) of Schedule 14A.

3. We note that your filing states that you have nominated Joseph Edelman as a candidate for election to your Board of Directors and that you have received a written consent from him to be so nominated and to be named as a nominee in your proxy statement. According to soliciting material filed by Tang Capital Partners, LP. et. al. on April 22, 2009, Mr. Edelman was never informed by you that he would be one of your nominees and first learned of this when you filed your preliminary proxy statement. Please reconcile this discrepancy and revise your disclosure to specifically state whether each nominee has consented to serve if elected. Refer to Rule 14a-4(d)(4).

4. In an appropriate location, please revise to state whether any agreement or understanding exists between any participant named in your filing and any other person with respect to any future employment by you or one of your affiliates or with respect to any future transactions to which you or any of your affiliates will or may be a party. Refer to Item 5(b)(1)(xii) of Schedule 14A.

Who pays for the solicitation of proxies, page 6

5. Please revise to state the total estimated cost of the solicitation. Refer to Item 4(b)(4) of Schedule 14A.

Proposal One: Election of Directors, page 7

6. We note that the shares represented by the proxy card may be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

7. Please state whether Mr. Edelman is independent. Refer to Item 7(c) of Schedule 14A and Item 407(a) of Regulation S-K.

Proposal Three: Amendment to our 1997 Employee Stock Purchase Plan, page 20

8. Please revise to include the dollar values in your table. Refer to Item 10(a)(2)(i) of Schedule 14A.

Form of Proxy

9. Please revise to provide sufficient space to date the proxy card. Refer to Rule 14a-4(a)(2).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Scot Foley at (202) 551-3383 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions